1st
FRANKLIN
FINANCIAL
CORPORATION

QUARTERLY
REPORT TO INVESTORS
AS OF AND FOR THE
THREE MONTHS ENDED
MARCH 31, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The Company:

1ST Franklin Financial Corporation and its consolidated subsidiaries (the “Company” or “we”) is engaged in the consumer finance business, particularly in making consumer loans to individuals in relatively small amounts for short periods of time.  Other lending activities include the purchase of sales finance contracts from various dealers and the making of first and second mortgage loans on real estate to homeowners.  As of March 31, 2006, the business was operated through a network of 220 branch offices located in Alabama, Georgia, Louisiana, Mississippi and South Carolina.

We also offer optional credit insurance coverage to our customers when making a loan.  Such coverage may include credit life insurance, credit accident and health insurance, and/or credit property insurance.  Customers may request credit life insurance coverage to help assure any outstanding loan balance is repaid if the customer dies before the loan is repaid or they may request accident and health insurance coverage to help continue loan payments if the customer becomes sick or disabled for an extended period of time.  Customers may also choose property insurance coverage to protect the value of loan collateral against damage, theft or destruction.  We write these various insurance products as an agent for a non-affiliated insurance company.  Under various agreements, our wholly-owned insurance subsidiaries, Frandisco Life Insurance Company and Frandisco Property and Casualty Insurance Company, reinsure the insurance coverage on our customers written on behalf of this non-affiliated insurance company.

The Company's operations are subject to various state and federal laws and regulations.  We believe our operations are in compliance with applicable state and federal laws and regulations.

Overview:

During the first quarter of 2006, the Company’s loan portfolio (net of unearned finance charges, unearned insurance and allowance for loan losses) declined $3.5 million (2%) as compared to the portfolio’s balance at December 31, 2005.  Historically, the first quarter of each year is a slow period in terms of loan originations for the Company and loan liquidations (payments, payoffs and/or charge offs) typically exceed new loans originated.  Consequently, a reduction in the Company’s net loan portfolio typically occurs during the first quarter of each year.  We expect loan originations to increase as the year proceeds and our loan portfolio to steadily advance during the remainder of this year.

Total assets at March 31, 2006 decreased $1.7 million (1%) to $323.2 million from $324.9 million at December 31, 2005.  The decrease was primarily due to the decline in loan receivables.

The Company generated $26.9 million in gross revenues during the first quarter of 2006 compared to $25.4 million during the first quarter of 2005.  Higher operating costs during the same comparable periods offset the increase in revenues, resulting in net income declining $.9 million or 29%.

We expanded our branch office network with the acquisition of a branch office in Fitzgerald, Georgia during the quarter just ended.  Approximately eight additional new office openings are planned for the remainder 2006.

The following portions of Management’s Discussion and Analysis of Financial Condition and Results of Operations focus in more detail on the Company’s balance sheet and results of operations for the three-month periods ended March 31, 2006 and 2005.  Information about the Company’s liquidity, funding sources, critical accounting policies and other matters is also discussed.

Financial Condition:

Cash and cash equivalents increased $1.6 million (11%) to $15.6 million at March 31, 2006 as compared to December 31, 2005.  Net cash generated from operating activities, particularly from operations of our insurance subsidiaries, was the main reason for the increase in cash.

Surplus funds generated by our insurance subsidiaries were also the primary reason for the $1.0 million (1%) increase in our investment portfolio at March 31, 2006 as compared to the prior year-end.  The Company's investment portfolio consists mainly of U.S. Treasury bonds, government agency bonds and various municipal bonds.  A significant portion of these investment securities have been designated as “available for sale” (69% as of March 31, 2006 and 68% as of December 31, 2005) with any unrealized gain or loss accounted for in the equity section of the Company’s balance sheet, net of deferred income taxes for those investments held by the Company's insurance subsidiaries.  The remainder of the investment portfolio represents securities carried at amortized cost and designated “held to maturity”, as Management has both the ability and intent to hold these securities to maturity.

The Company held cash of approximately $1.6 million in restricted accounts at March 31, 2006 and December 31, 2005.  These restricted accounts are held by the Company’s insurance subsidiaries in order to meet certain deposit requirements applicable to insurance companies in the State of Georgia and to meet the reserve requirements of the Company’s reinsurance agreements.

A reduction in reinsurance receivables due to our insurance subsidiaries was the primary cause of the $.7 million (6%) decrease in other assets from December 31, 2005.

Total liabilities declined $3.4 million (1%) at March 31, 2006 as compared to December 31, 2005.  A decline in borrowings on the Company’s line of credit during the quarter just ended and the disbursement of funds from the Company’s prior year accrued employee incentive bonus and accrued profit sharing contribution were factors mainly responsible for the decrease in total liabilities.

Results of Operations:

Higher operating costs continue to suppress the Company’s net income.  Increases in borrowing costs, credit losses and other operating expenses have added to our operating overhead.

Net Interest Margin

Net interest margin represents the spread between earnings on loans and investments and interest paid on the Company’s senior and subordinated debt.  Changes in our interest margin are influenced by factors such as the level of average net receivables outstanding and the interest income associated therewith, capitalized loan origination costs, and borrowing costs.  Our net interest margin increased approximately $.6 million (4%) during three-month period ended March 31, 2006 as compared to the same three-month period a year ago.

Interest income during the three-month period ended March 31, 2006 increased $1.2 million (6%) over the comparable period a year ago as a result of finance charges earned on a higher level of average net receivables during the three-month period ended March 31, 2006.  Average net receivables (gross receivables less unearned finance charges) were $259.0 million for the three-month period ended March 31, 2006 as compared to $241.7 million during the same three-month period a year ago.

Increased borrowing costs, due to an increase in average borrowings and higher interest rates paid on the Company’s debt, had a significant impact on our net interest margin.  Interest expense grew $.6 million (31%) during the quarter just ended as compared to the same quarter a year ago.  Management continually monitors the rate environment and adjusts rates offered on the Company’s debt securities accordingly to attempt to remain competitive in attracting and retaining funds from the investing public.

Management projects that average net receivables will continue to grow during the year and earnings thereon will continue to increase likewise.   However, further increases in borrowing cost could impinge on the Company’s net margin during the same period.

Insurance Income

The aforementioned increase in average net receivables also led to a $.3 million (5%) increase in the Company’s net insurance income during the three-month period just ended as compared to the same period a year ago.

Provision for Loan Losses

The provision for loan losses was $3.5 million for the first quarter of 2006 as compared to $3.0 million for the first quarter of 2005, representing a $.5 million, or 16%, increase. This increase in the provision was a direct result of higher net charge offs during the period.  Nonperforming loans are monitored carefully and when deemed uncollectible, are charged off.

We continually monitor the credit-worthiness of our loan portfolio.  The Company maintains an allowance for loan losses to cover probable losses in the current loan portfolio.  At March 31, 2006, we believe the allowance is adequate to cover losses inherent in the portfolio.  Additions will be made to this allowance if and when we deem it appropriate to recognize additional probable losses. Any additions to the allowance will be charged against the provision for loan losses.

Other Operating Expenses

Personnel expense increased $.6 million (6%) during the quarter just ended as compared to the same quarter a year ago.  Additions to the Company’s profit sharing / 401k plan accruals during the quarter just ended also contributed to the increase in personnel expense.

Rent expense on new branch offices opened during the twelve-month period ended March 31, 2006 and higher rent on leases renewed in certain locations and/or new leases associated with branch relocations resulted in higher rent expense.  Occupancy expense increased $.1 million (6%) during the same comparable periods mainly due to the higher rent expense.  Another factor causing occupancy expense to increase was higher costs related to maintenance of equipment.

Other operating expenses increased $.5 million (12%) during the three-month period ended March 31, 2006 compared to the same three-month period in 2005.  Higher legal and audit fees, increased training expenses, costs associated with Sarbanes-Oxley compliance and increased travel expenses were some of the primary overhead costs experiencing significant increases.  Expenses such as business promotion, dues and subscriptions, and casualty losses also increased during the three-month period just ended which contributed to the overall increase in other operating expenses.

Income Taxes:

Effective income tax rates were 23% and 17% for the three-month periods ended March 31, 2006 and 2005, respectively.  The Company has elected S Corporation status for income tax reporting purposes.  Taxable income or loss of an S Corporation is included in the individual tax returns of the stockholders of the Company.  Income taxes are reported for the Company's insurance subsidiaries. The higher effective income tax rate during the quarter just ended was due to higher losses incurred by the S Corporation being passed to the shareholders for tax reporting, whereas income earned by the insurance subsidiaries was taxed at the corporate level.  The tax rates for the other periods were below statutory rates due to certain benefits provided by law to life insurance companies, which reduced the effective tax rate of the Company’s life insurance subsidiary and investments in tax exempt bonds held by the Company’s property insurance subsidiary.

Quantitative and Qualitative Disclosures About Market Risk:

As previously discussed, higher interest rates have impacted the Company’s interest costs during the current year.  If rates continue to increase, the Company’s net interest margin could be materially impacted.  Please refer to the market risk analysis discussion contained in our annual report on Form 10-K as of and for the year ended December 31, 2005 for a detailed analysis of our market risk exposure.

Liquidity and Capital Resources:

As of March 31, 2006 and December 31, 2005, the Company had $15.6 million and $14.0 million, respectively, invested in cash and short-term investments readily convertible into cash with original maturities of three months or less.

The Company’s investments in marketable securities can be converted into cash, if necessary.  As of March 31, 2006 and December 31, 2005, 97% of the Company’s cash and cash equivalents and investment securities were maintained in its insurance subsidiaries.  State insurance regulations limit the use an insurance company can make of its assets.  Dividend payments to the Company by its wholly owned insurance subsidiaries are subject to annual limitations and are restricted to the greater of 10% of policyholders’ surplus or statutory earnings before recognizing realized investment gains of the individual insurance subsidiaries.  At December 31, 2005, Frandisco Property and Casualty Insurance Company and Frandisco Life Insurance Company had policyholders’ surplus of $30.0 million and $31.7 million, respectively.  The maximum aggregate amount of dividends these subsidiaries can pay to the Company in 2006 without prior approval of the Georgia Insurance Commissioner is approximately $7.6 million.

Liquidity requirements of the Company are financed through the collection of receivables and through the issuance of short- and long-term debt securities.  The Company’s continued liquidity is therefore dependent on the collection of its receivables and the sale of debt securities that meet the investment requirements of the public.  In addition to the securities sales and issuances, the Company has an external source of funds available under a credit agreement. The credit agreement provides for unsecured borrowings of $30.0 million, subject to certain limitations, and is scheduled to expire on September 25, 2006.  Available borrowings under the agreement were $25.7 million and $21.0 million at March 31, 2006 and December 31, 2005, respectively.

The Company was subject to the following contractual obligations and commitments at March 31, 2006:
	04/01/06 thru 12/31/06	2007	2008	2009	2010	2011 & Beyond	Total
	(in Millions)
Credit Line *	$ 4.3	$ -	$ -	$ -	$ -	$ -	$ 4.3
Bank Commitment Fee *	.-	.-	-	-	-	-	.-
Senior Notes *	61.5	-	-	-	-	-	61.5
Commercial Paper *	107.6	-	-	-	-	-	107.6
Subordinated Debt *	4.7	9.1	13.4	16.5	13.3	-	57.0
Operating Leases	3.2	3.8	3.1	1.3	.7	.1	12.2
Capitalized Leases (Equipment)	.2	.3	.3	.-	-	-	.8
Software Service Contract **	1.8	2.4	2.4	2.4	2.4	9.5	20.9
Data Communication Lines Contract **	1.9	2.5	1.7	.-	-	-	6.1
Total	$ 185.2	$ 18.1	$20.9	$ 20.2	$ 16.4	$ 9.6	$ 270.4

* Note: Includes estimated interest at current rates ** Note: Based on current usage

Critical Accounting Policies:

The accounting and reporting policies of the Company and its subsidiaries are in accordance with accounting principles generally accepted in the United States and conform to general practices within the financial services industry. The more critical accounting and reporting policies include the allowance for loan losses, revenue recognition and insurance claims reserve.

The allowance for loan losses is based on the Company's previous loss experience, a review of specifically identified loans where collection is doubtful and Management's evaluation of the inherent risks and changes in the composition of the Company's loan portfolio.  Specific provision for loan losses is made for impaired loans based on a comparison of the recorded carrying value in the loan to either the present value of the loan’s expected cash flow, the loan’s estimated market price or the estimated fair value of the underlying collateral.

Accounting principles generally accepted in the United States require that an interest yield method be used to calculate the income recognized on accounts which have precomputed charges.  An interest yield method is used by the Company on each individual precomputed account to calculate income for on-going precomputed accounts; however, state regulations often allow interest refunds to be made according to the Rule of 78’s method for payoffs and renewals.  Since the majority of the Company's precomputed accounts are paid off or renewed prior to maturity, the result is that most of the precomputed accounts effectively yield on a Rule of 78's basis.

Precomputed finance charges are included in the gross amount of certain direct cash loans, sales finance contracts and certain real estate loans.  These precomputed charges are deferred and recognized as income on an accrual basis using the effective interest method.  Some other cash loans and real estate loans, which are not precomputed, have income recognized on a simple interest accrual basis.  Income is not accrued on a loan that is more than 60 days past due.

Loan fees and origination costs are deferred and recognized as an adjustment to the loan yield over the contractual life of the related loan.

The property and casualty credit insurance policies written by the Company, as agent for a non-affiliated insurance company, are reinsured by the Company’s property and casualty insurance subsidiary.  The premiums are deferred and earned over the period of insurance coverage using the pro-rata method or the effective yield method, depending on whether the amount of insurance coverage generally remains level or declines.

The credit life and accident and health insurance policies written by the Company, as agent for a non-affiliated insurance company, are reinsured by the Company’s life insurance subsidiary.  The premiums are deferred and earned using the pro-rata method for level-term life insurance policies and the effective yield method for decreasing-term life policies.  Premiums on accident and health insurance policies are earned based on an average of the pro-rata method and the effective yield method.

Included in unearned insurance premiums and commissions on the consolidated statements of financial position are reserves for incurred but unpaid credit insurance claims for policies written by the Company and reinsured by the Company’s wholly-owned insurance subsidiaries.  These reserves are established based on acceptable actuarial methods.  In the event that the Company’s actual reported losses for any given period are materially in excess of the previous estimated amounts, such losses could have a material adverse effect on the Company’s results of operations.

Different assumptions in the application of these policies could result in material changes in the Company’s consolidated financial position or consolidated results of operations.

Forward Looking Statements:

Certain information in the previous discussion and other statements contained in this Quarterly Report, which are not historical facts, may be forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks and uncertainties.  The Company's results, performance or achievements could differ materially from those contemplated, expressed or implied by the forward-looking statements contained herein.  Possible factors which could cause future results to differ from expectations include, but are not limited to, adverse general economic conditions including the changes in interest rate environment, unexpected reductions in the size or collectibility of amounts in our loan portfolio, reduced sales of our securities, federal and state regulatory changes affecting consumer finance companies, unfavorable outcomes in legal proceedings and other factors referenced elsewhere in our filings with the Securities and Exchange Commission from time to time.

1st FRANKLIN FINANCIAL CORPORATION CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	March 31,	December 31,
	2006	2005
	(Unaudited)
ASSETS

CASH AND CASH EQUIVALENTS	$ 15,562,566	$ 13,988,091

RESTRICTED CASH	1,604,712	1,591,967

LOANS: Direct Cash Loans Real Estate Loans Sales Finance Contracts Less: Unearned Finance Charges Unearned Insurance Premiums and Commissions Allowance for Loan Losses Net Loans	232,571,718 23,667,467 31,934,627 288,173,812 32,246,260 17,631,068 17,185,085 221,111,399	241,313,264 23,382,248 30,345,466 295,040,978 34,661,179 18,834,971 16,885,085 224,659,743

INVESTMENT SECURITIES: Available for Sale, at fair market Held to Maturity, at amortized cost	49,896,623 22,603,155 72,499,778	48,431,606 23,041,123 71,472,729

OTHER ASSETS	12,453,025	13,197,231

TOTAL ASSETS	$ 323,231,480	$ 324,909,761

LIABILITIES AND STOCKHOLDERS' EQUITY

SENIOR DEBT	$ 171,892,945	$ 180,712,855
OTHER LIABILITIES	12,123,896	14,110,767
SUBORDINATED DEBT	46,251,154	38,901,635
Total Liabilities	230,267,995	233,725,257

STOCKHOLDERS' EQUITY:
Preferred Stock; $100 par value	--	--

Common Stock

Voting Shares; $100 par value; 2,000 shares

authorized; 1,700 shares outstanding

Non-Voting Shares; no par value; 198,000 shares

authorized; 168,300 shares outstanding as of

March 31, 2006 and December 31, 2005

	170,000 --	170,000 --
Accumulated Other Comprehensive Income (Loss)	(122,334)	268,012
Retained Earnings	92,915,819	90,746,492
Total Stockholders' Equity	92,963,485	91,184,504

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 323,231,480	$ 324,909,761

See Notes to Consolidated Financial Statements

1st FRANKLIN FINANCIAL CORPORATION CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS

	Quarter Ended
	March 31
	(Unaudited)
	2006	2005

INTEREST INCOME	$19,316,201	$ 18,148,487
INTEREST EXPENSE	2,433,751	1,853,795
NET INTEREST INCOME	16,882,450	16,294,692

Provision for Loan Losses	3,503,470	3,025,782

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	13,378,980	13,268,910

NET INSURANCE INCOME Premiums Insurance Claims and Expenses	7,412,865 1,452,399 5,960,466	7,028,226 1,369,391 5,658,835

OTHER REVENUE	172,543	224,484

OTHER OPERATING EXPENSES: Personnel Expense Occupancy Expense Other Total	10,027,226 2,189,023 4,460,227 16,676,476	9,456,182 2,056,649 3,972,720 15,485,551

INCOME BEFORE INCOME TAXES	2,835,513	3,666,678

Provision for Income Taxes	666,186	609,543

NET INCOME	2,169,327	3,057,135

RETAINED EARNINGS, Beginning of Period	90,746,492	86,105,294

RETAINED EARNINGS, End of Period	$92,915,819	$89,162,429

BASIC EARNINGS PER SHARE: 170,000 Shares Outstanding for all Periods (1,700 voting, 168,300 non-voting)	$12.76	$17.98

See Notes to Consolidated Financial Statements

1ST FRANKLIN FINANCIAL CORPORATION CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended
	March 31,
	(Unaudited)
	2006	2005

CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income	$ 2,169,327	$ 3,057,135

Adjustments to reconcile net income to net cash

Provided by operating activities:

Provision for Loan Losses

Depreciation and Amortization

Deferred Income Taxes

Other, net

Decrease in Miscellaneous Assets

Decrease in Other Liabilities

Net Cash Provided

	3,503,470 458,283 (4,708) 19,887 772,096 (1,884,976) 5,033,380	3,025,782 459,185 (96,920) 11,767 1,188,881 (2,989,381) 4,656,449

CASH FLOWS FROM INVESTING ACTIVITIES:

Loans originated or purchased

Loan payments

Increase in restricted cash

Purchases of marketable debt securities

Redemptions of marketable debt securities

Fixed asset additions, net

Net Cash (Used) Provided

	(49,642,236) 49,687,110 (12,745) (4,159,173) 2,658,000 (519,470) (1,988,514)	(33,987,801) 44,356,222 (6,022) (4,606,876) 2,320,250 (196,019) 7,879,754

CASH FLOWS FROM FINANCING ACTIVITIES:
Decrease in senior debt Subordinated debt issued Subordinated debt redeemed Net Cash Used	(8,819,910) 9,105,986 (1,756,467) (1,470,391)	(4,340,280) 1,976,808 (4,229,955) (6,593,427)

NET INCREASE IN CASH AND CASH EQUIVALENTS	1,574,475	5,942,776

CASH AND CASH EQUIVALENTS, beginning	13,988,091	15,856,359

CASH AND CASH EQUIVALENTS, ending	$ 15,562,566	$ 21,799,135

Cash paid during the period for: Interest Income Taxes	$ 2,411,577 32,231	$ 1,813,149 55,125

See Notes to Consolidated Financial Statements

-NOTES TO UNAUDITED FINANCIAL STATEMENTS-

Note 1 – Basis of Presentation

The accompanying interim financial information of 1st Franklin Financial Corporation and subsidiaries (the "Company") should be read in conjunction with the audited consolidated financial statements of the Company and notes thereto as of December 31, 2005 and for the year then ended included in the Company's December 31, 2005 Annual Report.

In the opinion of Management of the Company, the accompanying unaudited consolidated financial statements contain all adjustments (consisting of only normal recurring accruals) necessary to present fairly the Company's financial position as of March 31, 2006 and December 31, 2005, the results of its operations and cash flows for the three months ended March 31, 2006 and 2005. While certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States have been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission, the Company believes that the disclosures herein are adequate to make the information presented not misleading.

The results of operations for the three months ended March 31, 2006 are not necessarily indicative of the results to be expected for the full fiscal year.

The computation of earnings per share is self-evident from the Consolidated Statements of Income and Retained Earnings.

Note 2 – Allowance for Loan Losses

An analysis of the allowance for loan losses for the three-month periods ended March 31, 2006 and 2005 is shown in the following table:
	Three Months Ended March 31, 2006	Three Months Ended March 31, 2005
Beginning Balance Provision for Loan Losses Charge-offs Recoveries Ending Balance	$ 16,885,085 3,503,470 (4,632,585) 1,429,115 $ 17,185,085	$ 15,285,085 3,025,782 (3,853,713) 1,202,931 $ 15,660,085

Note 3 – Investment Securities

Debt securities available for sale are carried at estimated fair market value.  Debt securities designated as "Held to Maturity" are carried at amortized cost based on Management's intent and ability to hold such securities to maturity.  The amortized cost and estimated fair market values of these debt securities are as follows:

	As of March 31, 2006		As of December 31, 2005
	Amortized Cost	Estimated Fair Market Value	Amortized Cost	Estimated Fair Market Value
Available for Sale: U.S. Treasury securities and obligations of U.S. government corporations and agencies Obligations of states and political subdivisions Corporate securities	$ 11,431,081 38,346,861 380,419 $ 50,158,361	$ 11,152,856 37,804,796 938,971 $ 49,896,623	$ 11,086,541 36,768,810 381,110 $ 48,236,461	$ 10,885,386 36,649,434 896,786 $ 48,431,606

	As of March 31, 2006		As of December 31, 2005
	Amortized Cost	Estimated Fair Market Value	Amortized Cost	Estimated Fair Market Value
Held to Maturity: U.S. Treasury securities and obligations of U.S. government corporations and agencies Obligations of states and political subdivisions Corporate securities	$ 5,468,733 16,634,038 500,384 $ 22,603,155	$ 5,288,938 16,603,844 500,634 $ 22,393,416	$ 5,469,203 17,071,209 500,711 $ 23,041,123	$ 5,341,625 17,177,222 502,155 $ 23,021,002

Gross unrealized losses totaled $1,294,135 and $799,578 at March 31, 2006 and December 31, 2005, respectively.  The following table is an analysis of investment securities in an unrealized loss position for which other-than-temporary impairments have not been recognized as of March 31, 2006:

	Less than 12 Months		12 Months or Longer		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Available for Sale:
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 4,713,900	$ 98,139	$ 6,184,530	$ 181,854	$ 10,898,430	$ 279,993
Obligations of states and political subdivisions	20,255,996	433,801	8,113,825	266,460	28,369,821	700,261
Total	24,969,896	531,940	14,298,355	448,314	39,268,251	980,254

Held to Maturity
U.S. Treasury securities and obligations of U.S. government corporations and agencies	1,608,156	54,434	2,966,782	129,114	4,574,938	183,548
Obligations of states and political subdivisions	5,526,611	57,332	2,050,654	73,001	7,577,265	130,333
Total	7,134,767	111,766	5,017,436	202,115	12,152,203	313,881

Overall Total	$ 32,104,663	$ 643,706	$ 19,315,791	$ 650,429	$ 51,420,454	$ 1,294,135

The unrealized losses on the Company’s investments listed in the above table were primarily the result of interest rate increases.  Based on the ratings of these investments, the Company’s ability and intent to hold these investments until a recovery of fair value and after considering the severity and duration of the impairments, the Company does not consider the impairment these investments to be other-than-temporary at March 31, 2006.

Note 4 – Commitments and contingencies

The Company is involved in four legal proceedings in the state of Mississippi.  In two of those proceedings, the Company is a named defendant in cases alleging fraud and deceit in the Company’s sale of credit insurance, refinancing practices and use of arbitration agreements.  The plaintiffs in those two cases seek statutory, compensatory and punitive damages.  Management believes that it is too early to assess the Company’s potential liability in connection with any of these proceedings.  The Company is diligently contesting and defending the claims in these two proceedings.

In the other two proceedings referred to above, the Company originally filed suit to bar the assertion of certain of the potential claims discussed above and to enforce certain arbitration clauses in its agreements.

The Company is involved in various other claims and lawsuits incidental to its business from time to time.  In the opinion of Management, the ultimate resolution of any such claims or lawsuits is not expected to have a material effect on the Company's financial position, liquidity or results of operations.

Note 5 – Income Taxes

Effective income tax rates were 23% and 17% during the three-month periods ended March 31, 2006 and 2005, respectively.  The Company has elected S Corporation status for income tax reporting purposes.  Taxable income or loss of an S Corporation is included in the individual tax returns of the stockholders of the Company.  Income taxes are reported for the Company's insurance subsidiaries.  The tax rates of the Company’s insurance subsidiaries are below statutory rates due to (i) certain benefits provided by law to life insurance companies, which reduces the effective tax rates and (ii) investments in tax exempt bonds held by the Company’s property insurance subsidiary.

Note 6 – Other Comprehensive Income

Comprehensive income was $1.8 million for the three-month period ended March 31, 2006 as compared to $2.6 million for the same three-month period in 2005.

Accumulated other comprehensive income consisted solely of unrealized gains and losses on investment securities available for sale, net of applicable deferred taxes.  The Company recorded $.4 million in other comprehensive losses for the three-month periods ended March 31, 2006 and 2005, respectively.

Note 7 – Line of Credit

The Company has an external source of funds through available borrowings under a credit agreement. The credit agreement provides for available unsecured borrowings of up to $30.0 million and is scheduled to expire on September 25, 2006.  Available borrowings under the agreement were $25.7 million and $21.0 million at March 31, 2006 and December 31, 2005, respectively.

Note 8 – Related party transactions

The Company engages from time to time in other transactions with related parties.  Please refer to the disclosure contained under the heading “Certain Relationships and Related Transactions” contained  in the Company’s Annual Report on Form 10-K as of and for the year ended December 31, 2005 for additional information on related party transactions.

Note 9 - Segment Financial Information

Effective January 1, 2006, the Company realigned its reportable business segments in Georgia, dividing the previous two divisions into three divisions.  The Company now has six reportable segments.  Division I through Division V and  Division VII.  Each segment is comprised of a number of branch offices that are aggregated based on vice president responsibility and geographic location.  Division I is comprised of offices located in South Carolina.  Offices in North Georgia comprise Division II, Division III is comprised of offices in South Georgia, and Division VII is comprised of offices in West Georgia.  Division IV represents our Alabama offices and our offices in Louisiana and Mississippi encompass Division V.  Division VI is reserved for future use.

Accounting policies of the segments are the same as those described in the summary of significant accounting policies.  Performance is measured based on objectives set at the beginning of each year and include various factors such as segment profit, growth in earning assets and delinquency and loan loss management.  All segment revenues result from transactions with third parties.  The Company does not allocate income taxes or corporate headquarter expenses to the segments.

The following table summarizes assets, revenues and profit by business segment.  Reconciliation to consolidated net income is also provided.  The segment data in 2005 has been restated to reflect the aforementioned realignment of the Company’s business segments effective January 1, 2006.

	Division	Division	Division	Division	Division	Division
	I	II	III	IV	V	VII	Total
	(in Thousands)
Segment Revenues:
3 Months ended 3/31/06	$ 3,621	$ 3,558	$ 5,591	$ 4,426	$ 3,549	$ 4,426	$ 25,171
3 Months ended 3/31/05	3,375	3,589	5,649	3,853	3,145	4,341	23,952
Segment Profit:
3 Months ended 3/31/06	$ 627	$ 1,182	$ 2,223	$ 1,773	$ 881	$ 1,800	$ 8,486
3 Months ended 3/31/05	978	1,404	2,491	1,643	724	2,000	9,240
Segment Assets:
3/31/06	$ 33,966	$ 35,615	$ 56,982	$ 47,804	$ 35,010	$ 43,128	$ 252,505
3/31/05	32,751	33,864	53,801	41,429	30,413	40,441	232,699

			3 Months Ended 3/31/06 (in 000's)	3 Months Ended 3/31/05 (in 000's)

Reconciliation of Profit:
Profit per segments			$ 8,486	$ 9,240
Corporate earnings (losses) not allocated			1,730	80
Corporate expenses not allocated			(7,381)	(5,653)
Income taxes not allocated			(666)	(610)
Net income			$ 2,169	$ 3,057

BRANCH OPERATIONS
Jack R. Coker	Senior Vice President
Ronald E. Byerly	Vice President
Dianne H. Moore	Vice President
Ronald F. Morrow	Vice President
J. Patrick Smith, III	Vice President
Virginia K. Palmer	Vice President
Michael J. Whitaker	Vice President

REGIONAL OPERATIONS DIRECTORS
Sonya Acosta	Donald Floyd	Tommy Lennon	Mike Olive
Bert Brown	Shelia Garrett	Bonnie Letempt	Melvin Osley
Debbie Carter	Brian Gray	Mike Lyles	Hilda Phillips
Rick Childress	Jack Hobgood	Jimmy Mahaffey	Henrietta Reathford
Bryan Cook	Bruce Hooper	Judy Mayben	Michelle Rentz
Jeremy Cranfield	Jerry Hughes	Roy Metzger	Gaines Snow
Joe Daniel	Janice Hyde	Marty Miskelly	Marc Thomas
Loy Davis	Judy Landon	Brian McSwain	Lynn Vaughan
Patricia Dunaway	Jeff Lee	Harriet Moss

BRANCH OPERATIONS

ALABAMA
Albertville	Center Point	Fayette	Jasper	Ozark	Selma
Alexander City	Clanton	Florence	Moulton	Pelham	Sylacauga
Andalusia	Cullman	Gadsden	Muscle Shoals	Prattville	Troy
Arab	Decatur	Hamilton	Opelika	Russellville (2)	Tuscaloosa
Athens	Dothan	Huntsville (2)	Opp	Scottsboro	Wetumpka
Bessemer	Enterprise

GEORGIA
Adel	Canton	Dahlonega	Glennville	Manchester	Stockbridge
Albany	Carrollton	Dallas	Greensboro	McDonough	Swainsboro
Alma	Cartersville	Dalton	Griffin (2)	Milledgeville	Sylvania
Americus	Cedartown	Dawson	Hartwell	Monroe	Sylvester
Athens (2)	Chatsworth	Douglas (2)	Hawkinsville	Montezuma	Thomaston
Bainbridge	Clarkesville	Douglasville	Hazlehurst	Monticello	Thomson
Barnesville	Claxton	East Ellijay	Helena	Moultrie	Tifton
Baxley	Clayton	Eastman	Hinesville (2)	Nashville	Toccoa
Blairsville	Cleveland	Eatonton	Hogansville	Newnan	Valdosta (2)
Blakely	Cochran	Elberton	Jackson	Perry	Vidalia
Blue Ridge	Colquitt	Fitzgerald	Jasper	Pooler	Villa Rica
Bremen	Commerce	Flowery Branch	Jefferson	Richmond Hill	Warner Robins
Brunswick	Conyers	Forsyth	Jesup	Rome	Washington
Buford	Cordele	Fort Valley	LaGrange	Royston	Waycross
Butler	Cornelia	Gainesville	Lavonia	Sandersville	Waynesboro
Cairo	Covington	Garden City	Lawrenceville	Savannah	Winder
Calhoun	Cumming	Georgetown	Madison	Statesboro

LOUISIANA
Alexandria	DeRidder	Jena	Marksville	New Iberia	Pineville
Crowley	Franklin	Lafayette	Morgan City	Opelousas	Prairieville
Denham Springs	Houma	Leesville	Natchitoches

BRANCH OPERATIONS
(Continued)

MISSISSIPPI
Batesville	Corinth	Hazlehurst	Kosciusko	Newton	Senatobia
Bay St. Louis	Forest	Hernando	Magee	Oxford	Starkville
Booneville	Grenada	Houston	McComb	Pearl	Tupelo
Carthage	Gulfport	Iuka	Meridian	Picayune	Winona
Columbia	Hattiesburg	Jackson	New Albany	Ripley

SOUTH CAROLINA
Aiken	Chester	Florence	Laurens	North Charleston	Spartanburg
Anderson	Clemson	Gaffney	Lexington	North Greenville	Summerville
Barnwell	Columbia	Greenville	Lugoff	Orangeburg	Sumter
Boiling Springs	Conway	Greenwood	Marion	Rock Hill	Union
Cayce	Dillon	Greer	Newberry	Seneca	York
Charleston	Easley	Lancaster	North Augusta	Simpsonville

DIRECTORS

Ben F. Cheek, III Chairman and Chief Executive Officer 1st Franklin Financial Corporation	C. Dean Scarborough Co-Owner Scarborough Men & Boys Clothes Store

Ben F. Cheek, IV Vice Chairman 1st Franklin Financial Corporation	Jack D. Stovall President, Stovall Building Supplies, Inc.

A. Roger Guimond Executive Vice President and Chief Financial Officer 1st Franklin Financial Corporation	Dr. Robert E. Thompson Retired Physician

John G. Sample, Jr. Senior Vice President and Chief Financial Officer Atlantic American Corporation	Keith D. Watson Vice President and Corporate Secretary Bowen & Watson, Inc.

EXECUTIVE OFFICERS

Ben F. Cheek, III Chairman and Chief Executive Officer

Ben F. Cheek, IV Vice Chairman

Virginia C. Herring President

A. Roger Guimond Executive Vice President and Chief Financial Officer

J. Michael Culpepper Executive Vice President and Chief Operating Officer

A. Jarrell Coffee Executive Vice President

C. Michael Haynie Executive Vice President - Human Resources

Kay S. Lovern Executive Vice President – Strategic and Organization Development

Lynn E. Cox Vice President / Corporate Secretary and Treasurer

LEGAL COUNSEL

Jones Day 1420 Peachtree Street, N.E. Suite 800 Atlanta, Georgia 30309-3053

AUDITORS

Deloitte & Touche LLP 191 Peachtree Street, N.E. Atlanta, Georgia 30303